Exhibit 99.1

Transition Therapeutics to Hold Conference Call on First Quarter Fiscal 2016 Financial Results on Tuesday, November 10th, at 4:30 P.M. EST

TORONTO, Nov. 2, 2015 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) will hold a conference call on Tuesday, November 10th, 2015 at 4:30 P.M. EST to discuss First Quarter Fiscal 2016 financial results.  Dr. Tony Cruz, Chairman and Chief Executive Officer of the Company, will host the call.  Transition will announce its financial results for this period in a press release to be issued prior to the call.  In order to participate in the conference call, please call (888) 227-6492 (North America) and (303) 223-2685 (International). A webcast is also available at www.transitiontherapeutics.com  A replay of the conference call will be available on Transition's website for seven days following the call.

About Transition
Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: For further information on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com; Patrick McKillop, Director - Investor Relations, Transition Therapeutics Inc., Phone: 339-788-4962, pmckillop@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 02-NOV-15